Exhibit 99.1

Investment Counsel Since 1911

September 5, 2014

Mr. Tom Olofson

EPIQ Systems

501 Kansas Avenue

Kansas City Kansas 66105

Dear Tom:

As we noted in our letter of June 5, 2014 to you and Bryan Satterlee, we have been dissatisfied with the performance of EPIQ over the past one, five and ten years in comparison to the Russell 3000 index. We also noted that we firmly believe that the public market is severely undervaluing EPIQ. In spite of our belief that the present economic environment is favorable to consideration of strategic alternatives for EPIQ, you have refused to entertain this suggestion.

As owners and managers of 16% of EPIQ, we strongly feel that the board of EPIQ must exercise its fiduciary duty and seek alternatives to remaining public.

Please recall that both you and our firm have the same objectives in unlocking value for shareholders of EPIQ. It is imperative that we do so.

We need your written response to this proposal by October 17, 2014. Please recognize that we have interviewed board candidates and are prepared to nominate them by November 1, 2014 in anticipation of the June 2015 annual shareholders meeting.

Sincerely,

/s/ St. Denis J. Villere	/s/ George G. Villere	/s/ George V. Young	/s/ St. Denis J. Villere III	/s/ Lamar G. Villere
St. Denis J. Villere	George G. Villere	George V. Young	St. Denis J. Villere III	Lamar G. Villere

pc:

W. Bryan Satterlee

Edward M. Connolly, Jr.

James A. Byrnes

Joel Pelofsky

Charles Connolly IV

Douglas Gaston

Christopher Olofson

St. Denis J.Villere & Company, LLC, 601 Poydras Street, Suite 1808, New Orleans, LA 70130

Telephone 504-525-0808, 1-877-VILLERE, Facsimile 504-522-2747, www.villere.com